

Mail Stop 3030

February 22, 2010

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY   10022

>   **RE: Spatializer Audio Laboratories, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed February 19, 2010**
>   **File No. 0-26460**

Dear Mr. Gottlieb:

　　　We have reviewed your response letter dated February 19, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A dated December 30, 2009

Item 4-01. Changes in Registrant's Certifying Accountant

1.   We note the additional language provided in the third and fourth paragraphs in response to prior comment 1. However, such information does not address the disclosure requirements of Item 304(a)(1)(iv) of Regulation S-K for statements (B) and (C). Specifically, state whether your board of directors discussed the subject matter of the disagreements with the former accountant; and state whether you authorized the former accountant to respond fully to the inquires of the successor accountant concerning the subject matter of the disagreement and if not, describe the nature of any limitation thereon and the reason therefore. Please amend your report to include these disclosures.

2.   Please refer to prior comment 2. Although you state the existence and nature of the disagreements, there was no statement made as to the effect on the financial statements if the method had been followed which the former accountant apparently would have concluded was required. Please refer to Item 304(b) of Regulation S-K and amend your report to include this disclosure.

3.   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please call me at (202) 551-3626.

                                        Sincerely,

                                        David Burton
                                        Staff Accountant